UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42638

OMS Energy Technologies Inc.

(Exact name of registrant as specified in its charter)

10 Gul Circle
Singapore 629566

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 21, 2025, OMS Energy Technologies Inc. (the “Company”) issued its interim report for the six-month period ended September 30, 2025, which is furnished as Exhibit 99.1 to this Report on Form 6-K.

Exhibits

Exhibit No.	Description
99.1	Interim Report of OMS Energy Technologies Inc. for the six months ended September 30, 2025 (unaudited)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OMS Energy Technologies Inc.

Date: November 21, 2025	By:	/s/ How Meng Hock
How Meng Hock Chairman, Chief Executive Officer and Executive Director